January 2, 2025

Darryle Burnham
Chief Financial Officer
Newsmax Inc.
750 Park of Commerce Drive, Suite 100
Boca Raton, Florida 33487

       Re: Newsmax Inc.
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted December 16, 2024
           CIK No. 0002026478
Dear Darryle Burnham:

     We have reviewed your amended draft offering statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 2, 2024 letter.

Amendment No. 1 to Draft Offering Statement of Form 1-A
Exhibits

1. We note your revised disclosure and response to prior comment 2 regarding the settlement agreement with a commercial counterparty (also a customer). Please revise the Use of Proceeds section to indicate the portion of the proceeds from this offering that will be used to finance the settlement payments. Also, please identify the counterparty to the agreement and file the agreement as an exhibit. Based on company's business as a television broadcaster and multi-platform content publisher, this settlement agreement does not appear to be a contract that you typically enter into in the ordinary course of business. See Item 17 of Form 1-A.
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
 January 2, 2025
Page 2

if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology
cc:   Edward M. Welch